UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42473

LOGPROSTYLE INC.

1-2-3 Kita-Aoyama

Minato-ku, Tokyo 107-0061, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 18, 2026, Katharyn Field notified LogProstyle Inc. (the “Company”) of her resignation as an executive officer of the Company and as a member of the Company’s board of directors. Ms. Field’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LOGPROSTYLE INC.

Date: September 3, 2026	By:	/s/ Yasuyuki Nozawa
Yasuyuki Nozawa
Chief Executive Officer, President, and Representative Director